UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                   (Amendment No. 7)*

                                 ASA (BERMUDA) LIMITED
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                      G3156P103
                                    (CUSIP Number)

                                    Jon L. Mosle
                                HBK Investments L.P.
                            300 Crescent Court, Suite 700
                                  Dallas, TX 75201
                                   (214) 758-6107
              (Name, Address, and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                   March 9, 2006
               (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3156P103

1.  Name of Reporting Person.

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /  /
    (b) /  /

3.  SEC Use Only

4.  Source of Funds

    WC (1)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 413,500 (1)(2)
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 413,500 (1)(2)
Person
With:
              10. Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     413,500 (1)(2)

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 4.3%

14.  Type of Reporting Person: PN

--------------
(1) HBK Investments L.P. ("HBK") has sole voting and dispositive power over the securities identified above (the "Securities") pursuant to Investment Management Agreements with HBK Fund L.P. and HBK
     Offshore Fund Ltd. (the "Funds"). Accordingly, the Funds have no beneficial ownership of such Securities. The source of funds used or to be used in making purchases is working capital of the Funds.

(2) HBK's power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

This Amendment No. 7 to Schedule 13D amends Item 5 of the Schedule 13D/A filed with the Securities and Exchange Commission on February 21, 2006.

Item 5.  Interest in Securities of the Issuer

    (a) - (b)

The Securities referenced in this statement consist of 413,500 shares of common stock of ASA (Bermuda) Limited (the "Issuer") beneficially owned by HBK, representing approximately 4.3% of the 9,600,000 shares of common stock of the Issuer outstanding as of January 12, 2006, as reported by the Issuer in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on January 12, 2006.

Pursuant to an Investment Management Agreement with the Funds, and acting through its general partner, HBK Partners II L.P. ("Partners"), HBK has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, HBK may be deemed to be the beneficial owner of the Securities. Acting through its general partner, HBK Management L.L.C. ("Management"), and in its capacity as the general partner of HBK, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Partners II may be deemed to be the beneficial owner of the Securities. In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Management may be deemed to be the beneficial owner of the Securities. In their capacity as controlling persons of Management, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar, members of Management, who may control Management (the "Managers"), have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, each of the Managers may be deemed to be the beneficial owner of the Securities. Partners, Management, and each Manager expressly declare that the filing of this statement on Schedule 13D shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of the Securities.

    (c)

Except as described below, there have been no acquisitions or dispositions of the Issuer's common stock made by HBK, for the account of the Funds, during the past 60 days.

On behalf of HBK Fund L.P.:

Transaction       Number of      Price per    Transaction
Date              Shares         Share        Type
3/13/2006            100         $57.50       Sell
3/10/2006          2,000         $56.26       Sell
3/9/2006           8,800         $57.88       Sell
3/8/2006           4,300         $56.39       Sell
3/7/2006           8,600         $57.74       Sell
3/7/2006           4,500         $58.00       Sell
3/6/2006           7,200         $60.15       Sell
3/3/2006           3,400         $61.45       Sell
3/2/2006          12,900         $61.71       Sell
2/28/2006          6,500         $61.99       Sell
2/28/2006          3,200         $62.81       Sell
2/27/2006         19,600         $62.52       Sell
2/24/2006         12,500         $63.42       Sell
2/23/2006          6,500         $62.83       Sell
2/17/2006          3,200         $60.95       Buy
2/16/2006          1,000         $57.90       Buy
2/15/2006          9,900         $59.15       Buy
2/14/2006          4,000         $61.25       Sell
2/13/2006            200         $61.75       Sell
2/10/2006          7,800         $62.71       Buy
2/9/2006           4,200         $66.38       Sell
2/7/2006          20,000         $65.15       Buy
2/3/2006           1,297         $67.76       Sell
2/2/2006           2,600         $69.54       Sell
1/27/2006          2,000         $64.78       Buy
1/24/2006          1,900         $61.62       Buy
1/19/2006            900         $63.34       Sell
1/18/2006          4,100         $61.43       Buy
1/17/2006          7,000         $62.81       Sell
1/13/2006         10,000         $62.25       Sell
1/12/2006          4,000         $59.94       Sell
1/9/2006           3,100         $60.67       Sell
1/9/2006           1,600         $60.57       Sell

All of the above transactions were conducted through open market transactions.


    (d)

The limited partners or shareholders of the Funds that own the Funds, for which HBK acts as investment manager, have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Securities in accordance with their respective ownership interests in their respective Funds.

    (e)

On February 27, 2006, HBK ceased to be the beneficial owner of more than 5% of the common stock of the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DATED:  March 13, 2006

                                            HBK INVESTMENTS L.P.


                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)

(1) An Authorization Certificate authorizing Jon L. Mosle to act on behalf of HBK Investments L.P. was previously filed.